Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rackspace Hosting, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-153009, No. 333-184833, and No. 333-198094) of Rackspace Hosting, Inc. and subsidiaries of our reports dated February 25, 2016, with respect to the consolidated balance sheets of Rackspace Hosting, Inc. as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2015, and related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Rackspace Hosting, Inc.

/s/ KPMG LLP
San Antonio, Texas
February 25, 2016